                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                            (Name of Subject Company)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                             (Name of Filing Person)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
               --------------------------------------------------
                         (Title of Class of Securities)

                                    856855101
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                MICHAEL J. FALBO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      STATE FINANCIAL SERVICES CORPORATION
                           10708 WEST JANESVILLE ROAD
                         HALES CORNERS, WISCONSIN 53130
                                 (414) 425-1600
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 WITH A COPY TO:

                                 JAY O. ROTHMAN
                                 FOLEY & LARDNER
                            777 EAST WISCONSIN AVENUE
                         MILWAUKEE, WISCONSIN 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE

     Transaction Valuation*                   Amount of Filing Fee**
------------------------------           ------------------------------
          $11,550,000                                 $1,062.60
------------------------------           ------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 700,000 shares of the outstanding common stock, par value $0.10 per share, at the maximum tender offer price of $16.50 per share in cash.

** The fee is $92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisor #6, effective October 18, 2002.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:                        Filing Party:
                          -----------------               ----------------
Form or Registration No.:                    Date Filed:
                          -----------------               ----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Tender Offer Statement on Schedule TO relates to the offer by State Financial Services Corporation, a Wisconsin corporation ("State"), to purchase up to 700,000 shares of its common stock, par value $0.10 per share, and associated preferred share purchase rights, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest. State's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer."

        This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Summary in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The information set forth in "Introduction" and Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth in the cover page and in the last paragraph of "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c) The information set forth in Section 8 ("Price Range of Share; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 ("Certain Information Concerning Us") and
Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

                -       Section 1 ("Number of Shares; Proration");

                - Section 2 ("Recent Developments; Purpose of the Offer; Certain Effects of the Offer");



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

                -       Section 4 ("Procedures for Tendering Shares");

                -       Section 5 ("Withdrawal Rights");

                -       Section 3 ("Acceptance for Payment and Payment for
                        Shares");

                - Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

                -       Section 14 ("U.S. Federal Income Tax Consequences"); and

                -       Section 16 ("Extension of the Offer; Termination;
                        Amendment").

        (b) The information set forth Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (b) and (c) The information set forth in Section 2 ("Recent Developments; Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b) Not applicable.

        (d) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.



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

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS

        The exhibits listed in the Exhibit Index on the page immediately following the signature page are filed as part of this Schedule TO.



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

                                    SIGNATURE

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2002               STATE FINANCIAL SERVICES CORPORATION


                                      By:  /s/ Michael J. Falbo
                                           -------------------------------------
                                           Michael J. Falbo
                                           President and Chief Executive Officer



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

                                  EXHIBIT INDEX

99(a)(1)(i)       Offer to Purchase, dated November 1, 2002.

99(a)(1)(ii)      Letter of Transmittal.

99(a)(1)(iii)     Notice of Guaranteed Delivery.

99(a)(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.

99(a)(1)(v)       Letter to Participants in the State Financial Services
                  Corporation 401(k) Sharing Plan.

99(a)(5)(i)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

99(a)(5)(ii)      Letter to Shareholders from Michael J. Falbo, President and Chief Executive
                  Officer of State Financial Services Corporation, dated November 1, 2002.

99(a)(5)(iii)     Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.

99(a)(5)(iv)      Press Release of State Financial Services Corporation dated October 30, 2002.*

99(b)(i)          Amended and Restated Certificate of Trust, dated October 29,
                  2002, among State Financial Services Corporation, as Sponsor,
                  Wilmington Trust Company, as Delaware Trustee and
                  Institutional Trustee, the administrators named therein and the holders, from time to time, of undivided beneficial interests in the assets of SFSC Capital Trust I.

99(b)(ii)         Indenture, dated October 29, 2002, between State Financial Services
                  Corporation and Wilmington Trust Company, as Trustee.

99(b)(iii)        Guarantee, dated October 29, 2002, between State Services Corporation, as
                  Guarantor, and Wilmington Trust Company, as Guarantee Trustee.

(d)               None.

(g)               None.

(h)               None.

* Previously filed on Schedule TO filed on October 30, 2002.



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